575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax www.kattenlaw.com

Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

May 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

Washington,  D.C.  20549

Comment Response

Registration Statement on Form S-1
ETFS White Metals Basket Trust

Registration No.:  333-195441

Dear Ladies and Gentlemen:

On behalf of ETF Securities USA LLC, our client and the sponsor (the “Sponsor”) of ETFS White Metals Basket Trust (the “Trust”), we are filing this correspondence in response the to comment letter dated April 30, 2014 (the “Comment Letter”) from Mr. Tom Kluck, Legal Branch Chief, Division of Corporation Finance of the Securities and Exchange Commission, to Mr. Christopher Foulds, Chief Financial Officer of the Sponsor, concerning the Trust’s registration statement (No. 333-195441) on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended.

With respect to the Comment Letter, we have responded below.  We have stated the single comment in bold below and provided the Trust’s response immediately thereafter.

United States Securities and Exchange Commission

May 1, 2014

General

1.We note your registration statement on Form S-1 filed on May 27, 2010, (File No. 333-167166) that went effective on December 1, 2010. Rule 415(a)(5) of the Securities Act of 1933 provides that securities registered pursuant to Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. It appears that the three-year period for your continuous offering ended on December 1, 2013. We also note that a replacement registration statement was not filed prior to the end of the three-year period, as contemplated by Rule 415(a)(6) of the Securities Act of 1933. Please advise us whether any offers or sales of securities have been made under the registration statement since the three year anniversary of the effectiveness date of the registration statement to the present and provide us with a legal analysis of your compliance with Rule 415 and Section 5 of the Securities Act of 1933 for such offers and sales made during this period.

The Sponsor has advised us that, from December 1, 2013 to the present, no offers or sales by the Trust have occurred under the Trust’s registration statement on Form S-1 (File No. 333-167166).

All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

Please do not hesitate to contact me at (212) 940-6447  or  Jonathan Weiner at (212) 940-6349 if you have any questions or comments with respect to the foregoing response or to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc:	Mr. Tom Kluck, Legal Branch Chief
Mr. Coy Garrison, Staff Attorney
Mr. Graham Tuckwell
Mr. Christopher Foulds
Mr. Jonathan D. Weiner